Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Advaxis, Inc. on Amendment No. 2 to Form S-1, File No.333-264894 of our report dated February 14, 2022 except, for the effects of the reverse stock split discussed in Note 3 as to which the date is June 10, 2022, with respect to our audits of the consolidated financial statements of Advaxis, Inc. as of October 31, 2021 and 2020 and for each of the two years in the period ended October 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

June 10, 2022